Filed by ProsoftTraining

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trinity Learning Corporation

Securities Act File No. 333-116339

Contact:	Investor Relations
ProsoftTraining
602-794-4101
investors@prosofttraining.com

Prosoft Provides Additional Nasdaq Listing Information

Hearing Held on Reverse Merger Treatment

Phoenix, Arizona – July 2, 2004 - ProsoftTraining (NASDAQ: POSO) today disclosed additional information related to its Nasdaq SmallCap Market listing. Prosoft received notice on June 23, 2004, that its common stock had closed below the minimum $1.00-per-share requirement for continued listing (Marketplace Rule 4310[c]), and the company will be provided a grace period through December 20, 2004, to regain compliance with the requirement. In addition, the company announced it had also received notice that in order to comply with Marketplace Rules 4350(e) and 4350(g) to remain listed, it must solicit proxies and hold its annual meeting of shareholders prior to the end of its next fiscal year on July 31, 2004. Prosoft has filed a Registration Statement on Form S-4 with the Securities Exchange Commission (SEC) that includes its annual proxy statement, and intends to hold its annual meeting as soon as practical following the SEC declaring the Form S-4 effective.

Prosoft previously announced it had requested a hearing with a Nasdaq Listing Qualifications Hearing Panel to appeal Nasdaq Staff’s determination that Prosoft’s proposed merger with Trinity Learning Corporation would constitute a reverse merger under Nasdaq guidelines, thereby requiring the post-merger company to meet the exchange’s more-stringent initial listing requirements. The request was granted and an oral hearing was held on July 1, 2004. Prosoft expects to receive a response from the Panel concerning the treatment of the merger by Nasdaq within two weeks.

Prosoft Provides Nasdaq Listing Information

About ProsoftTraining

ProsoftTraining (NASDAQ: POSO) offers content and certifications to enable individuals to develop and validate critical Information and Communications Technology (ICT) workforce skills. Prosoft is a leader in the workforce development arena, working with state and local governments and school districts to provide ICT education solutions for high school and community college students. Prosoft has created and distributes a complete library of classroom and e-learning courses. Prosoft distributes its content through its ComputerPREP division to individuals, schools, colleges, commercial training centers and corporations worldwide. Prosoft owns the CIW job-role certification program for Internet technologies and the CCNT (Certified in Convergent Network Technologies) certification, and manages the CTP (Convergence Technologies Professional) vendor-neutral certification for telecommunications. To find out more, visit www.ProsoftTraining.com, www.ComputerPREP.com, www.CIWcertified.com and www.CTPcertified.com.

Important Information about the Merger and Where to Find It

On June 10, 2004, Prosoft filed a Registration Statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus regarding the planned merger between Trinity Learning and Prosoft. Investors and security holders of Trinity Learning and Prosoft are urged to read the registration statement and the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus when it becomes available, and any other materials filed by Prosoft or Trinity Learning with the SEC because they contain, or will contain, important information about Prosoft, Trinity Learning and the merger. The definitive joint proxy statement/prospectus will be sent to the security holders of Trinity Learning and Prosoft seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on June 10, 2004, the definitive joint proxy statement/prospectus (when it becomes available), and any other documents filed by Prosoft or Trinity Learning with the SEC, may be obtained free of charge from the SEC Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Prosoft by contacting Investor Relations at (602) 794-4101. Investors and security holders may obtain free copies of the documents filed with the SEC by Trinity Learning by contacting Investor Relations at (510) 540-9300. Investors and stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available before making any voting or investment decision with respect to the merger.

The officers and directors of Prosoft and Trinity Learning may have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Prosoft and Trinity Learning generally. In addition, Prosoft and Trinity Learning, their respective officers, directors and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Prosoft and Trinity Learning in favor of the merger. Information about the officers and directors of Prosoft and Trinity Learning, and the interests they may have in the merger, is available in the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 of ProsoftTraining filed with the SEC on June 10, 2004.

Prosoft Provides Nasdaq Listing Information

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-Looking Statements

Except for historical information contained herein, the matters discussed in this press release are statements of a forward-looking nature that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, without limitation, the ability of the Company to maintain its NASDAQ SmallCap listing in the future; and the other risks and uncertainties outlined in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, the Company’s Annual Report on Form 10-K. The Company undertakes no obligation to update this forward-looking information.

Factors relating to the proposed merger with Trinity Learning that that could cause actual results to differ materially from those projected include, without limitation: (i) the potential for the transaction disclosed herein to fail to close due to (a) the decision by the stockholders of either or both companies to reject the transaction, (b) the failure by either or both companies to receive all legal and regulatory approvals necessary to complete the transaction, or (c) for any other reason including or not including those identified herein; (ii) the benefits of the transaction, disclosed or undisclosed herein, to either company failing to materialize to the degree expected or not at all; (iii) the terms of the proposed transaction changing to a material degree prior to closing; (iv) the potential value of either company changing significantly as a result of this announcement or any subsequent event; (v) the inability of management to successfully integrate the operations of the two companies; (vi) the inability of the combined companies to achieve expected growth in revenues or expected improvements in operating results; (vii) the inability of the companies to raise enough capital necessary to grow or sustain operations following or prior to closing of the proposed transaction; (viii) the business, operating and financial risks specific to each of ProsoftTraining and Trinity Learning Corporation whether or not disclosed previously by either company; and (ix) the other risks and uncertainties specific to each of ProsoftTraining and Trinity Learning Corporation, as outlined in the companies’ filings with the Securities and Exchange Commission, including but not limited to the companies’ Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and the Registration Statement on Form S-4 filed by ProsoftTraining on June 10, 2004. Neither ProsoftTraining nor Trinity Learning Corporation undertakes any obligation to update this forward-looking information or any other information related to the proposed transaction unless required by laws or regulations covering such transactions.